SEC FILE NUMBER
CUSIP NUMBER
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM  12b-25

(Check one):	☐ Form 10-K	☑ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
	For Period Ended:	December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:____________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Ku6 Media Co., Ltd.
Full Name of Registrant
N/A
Former Name if Applicable
Building 6, Zhengtongchuangyi Centre, No. 18, XibaheXili, Chaoyang District
Address of Principal Executive Office (Street and Number)
Beijing 100028, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Based upon certain conditions existing as of December 31, 2013, as well as certain events that have occurred subsequent to December 31, 2013, management has concluded that substantial doubt exists regarding the Company’s ability to continue as a going concern. Management is in the process of working to mitigate the matters underpinning the substantial doubt, including, as of the date of this filing, taking the steps discussed in a Form 6-K (“6-K”) filed contemporaneously with this late filing notification on Form 12b-25. The events, facts, and plans have been communicated by management to the Company’s external auditor. If an audit opinion were to be issued as of the date of this filing, management believes that such opinion would likely be modified to make reference to the substantial doubt as to the Company’s ability to continue as a going concern.

This substantial doubt regarding the Company’s ability to continue as a going concern has arisen primarily due to (i) liquidity challenges posed by the Company’s limited cash and cash equivalents and its working capital deficit; (ii) the expiration and non-renewal, on March 31, 2014, of the advertising agency agreement with Shengyue Advertising Co., Ltd. (“Shengyue Agreement”), an advertising agency formerly controlled by Shanda Interactive Entertainment Limited, a major shareholder of the Company, on which the Company has depended for over 90% of its revenues in recent periods; and (iii) material uncertainties regarding the Company’s ability to generate revenue and operating cash flow prospectively due to potential fundamental changes to the Company’s business model that are expected. Each of these matters is further discussed in the 6-K.

In light of the necessity of consideration of the accounting and reporting for various interrelated issues, principally the liquidity difficulties, the potential change of business model, future business plans and strategies, the restructuring plans, and the associated need to determine the amount of impairment charges the Company expects to record in its income statement for certain long-term assets, additional time is required to prepare the financial statements for its Annual Report on Form 20-F. It is therefore not possible to file the Annual Report on Form 20-F within the originally prescribed time period without unreasonable effort and expense.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Frank Feng	+8610	5758-6853
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).Yes ☑No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary information currently available, below is a discussion of the Company’s results of operations for the three months and the year ended December 31, 2013, and the Company’s financial position as of December 31, 2013. The actual amounts to be reported in the Annual Report on Form 20-F may differ from the amounts reported below as the period-end closing process is finalized.

The Company expects that, for the fourth quarter of 2013, (i) total revenues will be US$3.3 million, as compared to US$3.4 million in the third quarter of 2013 and US$3.4 million in the fourth quarter of 2012; (ii) net loss (including the effects of any potential impairment charges for long-term assets discussed below) will be in the range of US$26.3 to US$27.2 million, as compared to a net loss of US$3.4 million in the third quarter of 2013 and US$3.0 million in the fourth quarter of 2012; and (iii) net cash used in operating activities will be US$4.5 million, as compared to US$3.9 million in the third quarter of 2013 and US$3.7 million in the fourth quarter of 2012.

The Company expects that, for the year ended December 31, 2013, (i) total revenues will be  US$13.1 million, as compared to US$14.1 million in 2012; (ii) net loss (including the effects of any potential impairment charges for long-term assets discussed below) will be in the range of US$34.0 to US$34.9 million, as compared to US$9.5 million in 2012; and (iii) net cash used in operating activities will be US$11.6 million, as compared to US$8.1 million in 2012.

The Company expects that cash and cash equivalents will be US$1.7 million as of December 31, 2013.

The substantial increase in net loss is due to potential significant impairment charges for long-term assets expected to be recorded in the Company’s income statement for 2013 as a result of material uncertainties regarding the Company’s ability to generate revenue and operating cash flow prospectively due to potential fundamental changes to the Company’s business model that are expected. The Company expects to record impairment charges for goodwill and definite-lived intangible assets (a trademark) in the range of US$21.0 million to US$22.4 million. Further adjustments may be necessary to certain current asset balances based upon the results of management’s evaluation.

All financial information reported in this Form 12b-25 is preliminary in nature, is based on unaudited internal information and remains subject to further review, finalization of the Company’s reporting process and audit by our independent auditors. Such information is as of date of this filing and, except as required by law, the Company undertakes no obligation to update any of these statements.

Ku6 Media Co., Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 24, 2014	By	/s/ Frank Feng
Name: Frank Feng
Title: Chief Financial Officer